SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 23, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated October 23: Nokia Launches Convertible Bonds to raise approximately EUR 750 million

STOCK EXCHANGE RELEASE

October 23, 2012

Nokia launches Convertible Bonds to raise approximately EUR 750 million

Nokia Corporation
Stock Exchange Release
October 23, 2012 at 09.00 (CET+1)

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE TO U.S. PERSONS OR IN, OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, CANADA, SOUTH AFRICA, AUSTRALIA OR JAPAN OR TO ANY OTHER JURISDICTION WHERE SUCH AN ANNOUNCEMENT WOULD BE UNLAWFUL

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE TO U.S. PERSONS OR IN ANY JURISDICTION, INCLUDING IN OR INTO THE UNITED STATES, CANADA, SOUTH AFRICA, AUSTRALIA OR JAPAN. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Nokia announces today that it intends to make an offering of senior unsecured convertible bonds due 2017 convertible into ordinary shares of Nokia Corporation to certain international institutional investors through an accelerated book building process. The bonds are proposed to be issued in an aggregate principal amount of EUR 750 million. Nokia intends to use the net proceeds of the offering to prudently manage its capital structure, proactively address upcoming debt maturities while preserving existing pools of liquidity and for general corporate purposes.

“This offering is designed to further strengthen our financial position and liquidity profile while allowing us to benefit from the current attractive long-term financing opportunities in the convertible bond market,” said Timo Ihamuotila, Nokia’s Executive Vice President and CFO.

The bonds are expected to carry a coupon of between 4.25% and 5.00% per annum payable semi-annually in arrears on April 26 and October 26 in each year, commencing on or about April 26, 2013. The initial conversion price is expected to be set at a premium of 28% to 33% above the volume weighted average price of Nokia shares on NASDAQ OMX Helsinki between launch and pricing of the offering. The bonds will be issued at par and will be redeemed at par on maturity, unless otherwise redeemed, purchased, converted or cancelled, in accordance with the terms and conditions of the bonds. Nokia has the right to redeem all outstanding bonds after the third anniversary plus 30 days of the closing date if the volume weighted average price of the shares is at least 150% of the then prevailing conversion price for a specified period of time. Nokia will also have the right to redeem all outstanding bonds at any time if conversion rights are exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the bonds. The terms and conditions of the bonds provide for adjustments of the conversion price for any dividends in cash or in kind as well as customary anti-dilution adjustments. The final terms of the bonds, including the initial conversion price and the maximum number of shares (without any adjustments having been made to the conversion price) which may be issued by Nokia upon conversion of the bonds, are expected to be announced later today, and closing is expected on or about October 26, 2012.

Trading in the bonds is expected to commence on or about October 26, 2012. Nokia will make an application to include the bonds for trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange after closing.

BofA Merrill Lynch, Barclays, Citi and Deutsche Bank are acting as joint bookrunners and BofA Merrill Lynch is acting as settlement agent in the offering.

Disclaimer

The information contained in this announcement is for background purposes only and does not purport to be full or complete.  No reliance may be placed for any purpose on the information contained in this announcement or its accuracy, completeness or fairness.  The information in this announcement is subject to change.

This announcement is not for publication, distribution or release, directly or indirectly, to U.S. persons or in or into the United States, Canada, South Africa, Australia or Japan or to any other jurisdiction where such an announcement would be unlawful.  The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy, securities to U.S persons or any person in the United States, Australia, Canada, South Africa or Japan or in any other jurisdiction.  The securities referred to herein may not be offered or sold in the United States unless registered under the US Securities Act of 1933, as amended (the “Securities Act”) or offered in a transaction exempt from, or not subject to, the registration requirements of the Securities Act.  The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada, South Africa or Japan. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, South Africa or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, South Africa or Japan.  There will be no public offer of the securities referred to herein in the United States, Australia, Canada, South Africa or Japan or elsewhere.

This announcement may include statements that are, or may be deemed to be, “forward-looking statements”.  These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.  Forward-looking statements may and often do differ materially from actual results.  Any forward-looking statements reflect the Nokia’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the company’s business, results of operations, financial position, liquidity, prospects, growth and strategies.  Forward-looking statements speak only as of the date they are made.

Each of the company and joint bookrunners and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any forward looking statement contained in this announcement whether as a result of new information, future developments or otherwise.

Investment in securities such as those discussed in this announcement may expose an investor to a significant risk of losing all of the amount invested. Each prospective investor should consult its own advisors as to the legal, tax, business, financial and related aspects of a purchase of the bonds needed to make its investment decision and to suitability of the offering for the person concerned. This announcement does not constitute a recommendation concerning the offering. The value of the bonds and shares can decrease as well as increase. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

The joint bookrunners, each of which are authorised and regulated in the United Kingdom by the FSA, are acting exclusively for the company and no-one else in connection with the offering.  They will not regard any other person as their respective clients in relation to the offering and will not be responsible to anyone other than the company for providing the protections afforded to their respective clients, nor for providing advice in relation to the offering, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

In connection with the offering, the joint bookrunners and any of their affiliates, acting as investors for their own accounts, may subscribe for or purchase bonds and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such bonds and other securities of the company or related investments in connection with the offering or otherwise.  Accordingly, references in this announcement, once published, to the bonds being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by the joint bookrunners and any of their affiliates acting as investors for their own accounts.  The joint bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

None of the joint bookrunners or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for/or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to the company, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of announcement or its contents or otherwise arising in connection therewith.

This announcement and the offer when made are only addressed to and directed, in member states of the European Economic Area which have implemented the Prospectus Directive (each, a “relevant member state”), at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) and pursuant to the relevant implementing rules and regulations adopted by each relevant member state (“Qualified Investors”).  Each person in the European Economic Area who initially acquires any securities or to whom any offer of securities may be made will be deemed to have represented, acknowledged and agreed that it is a Qualified Investor.

In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who fall within Article 49(2)(a) to (d) of the Order, and (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. In the UK, the investment activity to which this announcement relates is available only to relevant persons and will only be engaged in with relevant persons. In the case of any securities being offered to any investor as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such investor will also be deemed to have represented and agreed that the securities acquired by it in the offering have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA where this would result in a requirement for publication by the company or the joint bookrunners of a prospectus pursuant to Article 3 of the Prospectus Directive.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2012			Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal